Exhibit 77H



For AXP Core Bond Fund :

During the six-month fiscal period ended January 31, 2005, the Fund served as an underlying investment of the AXP Portfolio Builder Series funds, six affiliated funds-of-funds. The AXP Portfolio Builder Series funds and/or American Express Financial Corporation, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.

For AXP Limited Duration Bond Fund:

During the six-month fiscal period ended January 31, 2005, the Fund served as an underlying investment of the AXP Portfolio Builder Series funds, six affiliated funds-of-funds. The AXP Portfolio Builder Series funds and/or American Express Financial Corporation, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.